Filed by Pfizer Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Pfizer Inc.

(Commission File No. 001-03619)

The following communications are being filed in connection with the proposed business combination between Mylan N.V. and Upjohn, Pfizer Inc.’s off-patent branded and generic established medicines business

Excerpts from press release of Pfizer Inc., dated July 29, 2019, reporting Pfizer’s financial results for the second quarter 2019

PFIZER REPORTS SECOND-QUARTER 2019 RESULTS

•	Announces Reverse Morris Trust Transaction to Combine Upjohn and Mylan, Creating a New Global Pharmaceutical Company

EXECUTIVE COMMENTARY

“Today’s announcement that proposes a combination between Upjohn and Mylan N.V. (Mylan) in a Reverse Morris Trust transaction marks an important milestone in Pfizer’s evolution to be a more focused, global leader in science-based, innovative medicines that delivers breakthroughs that change patients’ lives and creates sustainable value for shareholders. The proposed transaction would unlock value by giving Pfizer shareholders majority ownership of a new company that brings together highly complementary businesses under a management team focused on leveraging scale, capabilities and geographic reach while maximizing revenue growth opportunities and free cash flow potential. Following the close of the proposed transaction, I expect Pfizer will be positioned to deliver revenue and Adjusted diluted EPS(2) growth through the mid-2020s that is among the industry leaders while continuing to allocate significant capital directly to shareholders, primarily through dividends,” Dr. Bourla concluded.

Corporate Developments

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Pfizer and Mylan, a global generic and specialty pharmaceuticals company, today announced a definitive agreement to combine Upjohn and Mylan to create a new global pharmaceutical company. Under the terms of the agreement, which is structured as an all-stock, Reverse Morris Trust transaction, Pfizer shareholders would own 57% and Mylan shareholders would own 43% of the combined new company upon closing. The Boards of Directors of both Pfizer and Mylan have unanimously approved the transaction. The companies anticipate the transaction to close in mid-2020, subject to customary closing conditions, including receipt of regulatory approvals, and approval by Mylan shareholders.

DISCLOSURE NOTICE: Except where otherwise noted, the information contained in this earnings release and the related attachments is as of July 29, 2019. We assume no obligation to update any forward-looking statements contained in this earnings release and the related attachments as a result of new information or future events or developments.

This earnings release and the related attachments contain forward-looking statements about our anticipated future operating and financial performance, business plans and prospects, expectations for in-line products and product candidates, including anticipated regulatory submissions, data read-outs, study starts, approvals, revenue contribution, growth, performance, timing of exclusivity and potential benefits, strategic reviews, capital allocation objectives, business- development plans, benefits anticipated from the reorganization of our commercial operations into three businesses which became effective at the beginning of our 2019 fiscal year, our acquisitions and other business development activities, including our recently-announced proposed transaction with Mylan N.V. (Mylan) to combine Upjohn and Mylan to create a new global pharmaceutical company, our recently-announced proposed acquisition of Array BioPharma Inc. and our proposed transaction with GSK to combine our respective consumer healthcare businesses into a new consumer healthcare joint venture, our ability to successfully capitalize on growth opportunities or prospects, manufacturing and product supply and plans relating to share repurchases and dividends, among other things, that involve substantial risks and uncertainties. You can identify these statements by the fact that they use future dates or use words such as “will,” “may,” “could,” “likely,” “ongoing,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “assume,” “target,” “forecast,” “guidance,” “goal,” “objective,” “aim,” “seek” and other words and terms of similar meaning. Among the factors that could cause actual results to differ materially from past results and future plans and projected future results are the following:

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the outcome of research and development activities, including, without limitation, the ability to meet anticipated pre- clinical or clinical endpoints, commencement and/or completion dates for our pre-clinical or clinical trials, regulatory submission dates, regulatory approval dates and/or launch dates, as well as the possibility of unfavorable pre-clinical and clinical trial results, including the possibility of unfavorable new clinical data and further analyses of existing clinical data;

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the risk we may not be able to successfully address all of the comments received from regulatory authorities such as the U.S. Food and Drug Administration (FDA) or the European Medicines Agency (EMA), or obtain approval from regulators, which will depend on myriad factors, including such regulator making a determination as to whether a product’s benefits outweigh its known risks and a determination of the product’s efficacy; regulatory decisions impacting labeling, manufacturing processes, safety and/or other matters; and recommendations by technical or advisory committees, such as the Advisory Committee on Immunization Practices, that may impact the use of our vaccines;

•	the speed with which regulatory authorizations, pricing approvals and product launches may be achieved;

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the outcome of post-approval clinical trials, which could result in the loss of marketing approval, changes in product labeling, and/or new or increased concerns about the side effects or efficacy of, a product that could affect its availability or commercial potential, such as the update to the U.S. prescribing information for Xeljanz and Xeljanz extended release;

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the success of external business-development activities, including the ability to identify and execute on potential business development opportunities, the ability to satisfy the conditions to closing of announced transactions in the anticipated time frame or at all, the ability to realize the anticipated benefits of any such transactions, and the potential need to obtain additional equity or debt financing to pursue these opportunities which could result in increased leverage and impact our credit ratings;

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competitive developments, including the impact on our competitive position of new product entrants, in-line branded products, generic products, private label products, biosimilars and product candidates that treat diseases and conditions similar to those treated by our in-line drugs and drug candidates;

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the implementation by the FDA and regulatory authorities in certain countries of an abbreviated legal pathway to approve biosimilar products, which could subject our biologic products to competition from biosimilar products, with attendant competitive pressures, after the expiration of any applicable exclusivity period and patent rights;

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risks related to our ability to develop and launch biosimilars, including risks associated with “at risk” launches, defined as the marketing of a product by Pfizer before the final resolution of litigation (including any appeals) brought by a third party alleging that such marketing would infringe one or more patents owned or controlled by the third party, and access challenges for our biosimilar products where our product may not receive appropriate formulary access or remains in a disadvantaged position relative to the innovator product;

•	the ability to meet competition from generic, branded and biosimilar products after the loss or expiration of patent protection for our products or competitor products;

•	the ability to successfully market both new and existing products domestically and internationally;

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difficulties or delays in manufacturing, including delays caused by natural events, such as hurricanes; supply shortages at our facilities; and legal or regulatory actions, such as warning letters, suspension of manufacturing, seizure of product, injunctions, debarment, voluntary recall of a product or failure to secure product approvals;

•	trade buying patterns;

•	the impact of existing and future legislation and regulatory provisions on product exclusivity;

•	trends toward managed care and healthcare cost containment, and our ability to obtain or maintain timely or adequate pricing or favorable formulary placement for our products;

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the impact of any significant spending reductions or cost controls affecting Medicare, Medicaid or other publicly funded or subsidized health programs or changes in the tax treatment of employer-sponsored health insurance that may be implemented;

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the impact of any U.S. healthcare reform or legislation, including any replacement, repeal, modification or invalidation of some or all of the provisions of the U.S. Patient Protection and Affordable Care Act, as amended by the Health Care and Education Reconciliation Act;

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U.S. federal or state legislation or regulatory action and/or policy efforts affecting, among other things, pharmaceutical product pricing, intellectual property, reimbursement or access, including under Medicaid, Medicare and other publicly funded or subsidized health programs; patient out-of-pocket costs for medicines, manufacturer prices and/or price increases that could result in new mandatory rebates and discounts or other pricing restrictions; general budget control actions; the importation of prescription drugs from outside the U.S. at prices that are regulated by governments of various foreign countries; revisions to reimbursement of biopharmaceuticals under government programs; restrictions on U.S. direct-to-consumer advertising; limitations on interactions with healthcare professionals; or the use of comparative effectiveness methodologies that could be implemented in a manner that focuses primarily on the cost differences and minimizes the therapeutic differences among pharmaceutical products and restricts access to innovative medicines; as well as pricing pressures for our products as a result of highly competitive insurance markets;

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legislation or regulatory action in markets outside the U.S., including China, affecting pharmaceutical product pricing, intellectual property, reimbursement or access, including, in particular, continued government-mandated reductions in prices and access restrictions for certain biopharmaceutical products to control costs in those markets;

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the exposure of our operations outside the U.S. to possible capital and exchange controls, economic conditions, expropriation and other restrictive government actions, changes in intellectual property legal protections and remedies, as well as political unrest, unstable governments and legal systems and inter-governmental disputes;

•	contingencies related to actual or alleged environmental contamination;

•	claims and concerns that may arise regarding the safety or efficacy of in-line products and product candidates;

•	any significant breakdown, infiltration or interruption of our information technology systems and infrastructure;

•	legal defense costs, insurance expenses and settlement costs;

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the risk of an adverse decision or settlement and the adequacy of reserves related to legal proceedings, including patent litigation, such as claims that our patents are invalid and/or do not cover the product of the generic drug manufacturer or where one or more third parties seeks damages and/or injunctive relief to compensate for alleged infringement of its patents by our commercial or other activities, product liability and other product-related litigation, including personal injury, consumer, off-label promotion, securities, antitrust and breach of contract claims, commercial, environmental, government investigations, employment and other legal proceedings, including various means for resolving asbestos litigation, as well as tax issues;

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the risk that our currently pending or future patent applications may not result in issued patents, or be granted on a timely basis, or any patent-term extensions that we seek may not be granted on a timely basis, if at all;

•	our ability to protect our patents and other intellectual property, both domestically and internationally;

•	interest rate and foreign currency exchange rate fluctuations, including the impact of possible currency devaluations in countries experiencing high inflation rates;

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governmental laws and regulations affecting domestic and foreign operations, including, without limitation, tax obligations and changes affecting the tax treatment by the U.S. of income earned outside the U.S. that may result from pending and possible future proposals, including further clarifications and/or interpretations of the Tax Cuts and Jobs Act enacted in 2017;

•	any significant issues involving our largest wholesale distributors, which account for a substantial portion of our revenues;

•	the possible impact of the increased presence of counterfeit medicines in the pharmaceutical supply chain on our revenues and on patient confidence in the integrity of our medicines;

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the end result of any negotiations between the U.K. government and the EU regarding the terms of the U.K.’s exit from the EU, which could have implications on our research, commercial and general business operations in the U.K. and the EU, including the approval and supply of our products;

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any significant issues that may arise related to the outsourcing of certain operational and staff functions to third parties, including with regard to quality, timeliness and compliance with applicable legal or regulatory requirements and industry standards;

•	any significant issues that may arise related to our joint ventures and other third-party business arrangements; changes in U.S. generally accepted accounting principles;

•	further clarifications and/or changes in interpretations of existing laws and regulations, or changes in laws and regulations, in the U.S. and other countries;

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uncertainties related to general economic, political, business, industry, regulatory and market conditions including, without limitation, uncertainties related to the impact on Pfizer, our customers, suppliers and lenders and counterparties to our foreign-exchange and interest-rate agreements of challenging global economic conditions and recent and possible future changes in global financial markets; the related risk that our allowance for doubtful accounts may not be adequate; and the risks related to volatility of our income due to changes in the market value of equity investments;

•	any changes in business, political and economic conditions due to actual or threatened terrorist activity in the U.S. and other parts of the world, and related U.S. military action overseas;

•	growth in costs and expenses;

•	changes in our product, segment and geographic mix;

•	the impact of purchase accounting adjustments, acquisition-related costs, discontinued operations and certain significant items;

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the impact of acquisitions, divestitures, restructurings, internal reorganizations, including the reorganization of our commercial operations into three businesses, which became effective at the beginning of the company’s 2019 fiscal year, any other corporate strategic initiatives, and cost-reduction and productivity initiatives, each of which requires upfront costs but may fail to yield anticipated benefits and may result in unexpected costs or organizational disruption;

•	the impact of product recalls, withdrawals and other unusual items;

•	the risk of an impairment charge related to our intangible assets, goodwill or equity-method investments; risks related to internal control over financial reporting;

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risks and uncertainties related to acquisitions, such as the recently-announced proposed acquisition of Array BioPharma Inc., including, among other things, the ability to realize the anticipated benefits of those acquisitions, including the possibility that the expected cost savings and/or accretion from certain of those acquisitions will not be realized or will not be realized within the expected time frame; the risk that the businesses will not be integrated successfully; disruption from the transactions making it more difficult to maintain business and operational relationships; risks related to our ability to grow revenues for certain acquired products; significant transaction costs; and unknown liabilities;

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risks and uncertainties related to our proposed transaction with GSK to combine our respective consumer healthcare businesses into a new consumer healthcare joint venture, including, among other things, risks related to the satisfaction of the conditions to closing the transaction in the anticipated timeframe or at all and the possibility that the transaction does not close, risks related to the ability to realize the anticipated benefits of the transaction, including the possibility that the expected benefits and cost synergies from the proposed transaction will not be realized or will not be realized within the expected time period, the risk that the businesses will not be integrated successfully, the possibility that a future separation of the joint venture may not occur, disruption from the transaction making it more difficult to maintain business and operational relationships, negative effects of the announcement or the consummation of the proposed transaction on the market price of Pfizer’s common stock and on Pfizer’s operating results, significant transaction costs, unknown liabilities, the risk of litigation and/or regulatory actions related to the proposed transaction, other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals and competitive developments; and

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risks and uncertainties related to our proposed transaction with Mylan to combine Upjohn and Mylan to create a new global pharmaceutical company, including, among other things, risks related to the satisfaction of the conditions to closing the transaction (including the failure to obtain necessary shareholder and regulatory approvals) in the anticipated timeframe or at all and the possibility that the transaction does not close, risks related to the ability to realize the anticipated benefits of the transaction, including the possibility that the expected benefits and cost synergies of the combined company from the proposed transaction will not be realized or will not be realized within the expected time period, the risk that the businesses will not be integrated successfully, disruption from the transaction making it more difficult to maintain business and operational relationships, negative effects of the announcement or the consummation of the proposed transaction on the market price of Pfizer’s common stock, Pfizer’s credit ratings and/or on Pfizer’s or the combined company’s operating results, significant transaction costs, unknown liabilities, the risk of litigation and/or regulatory actions related to the proposed transaction, other business effects, including the effects of industry, market, economic, political or regulatory conditions, future exchange and interest rates, changes in tax and other laws, regulations, rates and policies, future business combinations or disposals and competitive developments.

We cannot guarantee that any forward-looking statement will be realized. Achievement of anticipated results is subject to substantial risks, uncertainties and inaccurate assumptions. Should known or unknown risks or uncertainties materialize or should underlying assumptions prove inaccurate, actual results could vary materially from past results and those anticipated, estimated or projected. Investors should bear this in mind as they consider forward-looking statements, and are cautioned not to put undue reliance on forward-looking statements. A further list and description of risks, uncertainties and other matters can be found in our Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and in our subsequent reports on Form 10-Q, in each case including in the sections thereof captioned “Forward-Looking Information and Factors That May Affect Future Results” and “Item 1A. Risk Factors”, and in our subsequent reports on Form 8-K.

The operating segment information provided in this earnings release and the related attachments does not purport to represent the revenues, costs and income from continuing operations before provision for taxes on income that each of our operating segments would have recorded had each segment operated as a standalone company during the periods presented.

This earnings release may include discussion of certain clinical studies relating to various in-line products and/or product candidates. These studies typically are part of a larger body of clinical data relating to such products or product candidates, and the discussion herein should be considered in the context of the larger body of data. In addition, clinical trial data are subject to differing interpretations, and, even when we view data as sufficient to support the safety and/or effectiveness of a product candidate or a new indication for an in-line product, regulatory authorities may not share our views and may require additional data or may deny approval altogether.

Additional Information and Where to Find It

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended (the “Securities Act”). In connection with the proposed combination of Upjohn Inc. (“Upjohn”), a wholly owned subsidiary of Pfizer Inc. (“Pfizer”) and Mylan N.V. (“Mylan”), which will immediately follow the proposed separation of Upjohn from Pfizer (the “proposed transaction”), Upjohn and Mylan I B.V., a wholly owned subsidiary of Mylan, (“Mylan Newco”) intend to file relevant materials with the Securities and Exchange Commission (“SEC”), including a registration statement on Form S-4 that will include a proxy statement/prospectus relating to the proposed transaction. In addition, Upjohn expects to file a registration statement in connection with its separation from Pfizer. INVESTORS AND

SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENTS, PROXY STATEMENT/ PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MYLAN, UPJOHN, MYLAN NEWCO AND THE PROPOSED TRANSACTION. A definitive proxy statement will be sent to shareholders of Mylan seeking approval of the proposed transaction. The documents relating to the proposed transaction (when they are available) can be obtained free of charge from the SEC’s website at www.sec.gov. These documents (when they are available) can also be obtained free of charge from Mylan, upon written request to Mylan, at (724) 514-1813 or investor.relations@mylan.com or from Pfizer on Pfizer’s internet website at https://investors.Pfizer.com/financials/sec-filings/default.aspx or by contacting Pfizer’s Investor Relations Department at (212) 733-2323.

PARTICIPANTS IN THE SOLICITATION

This communication is not a solicitation of a proxy from any investor or security holder. However, Pfizer, Mylan, Upjohn and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction under the rules of the SEC. Information about the directors and executive officers of Pfizer may be found in its Annual Report on Form 10-K filed with the SEC on February 28, 2019, its definitive proxy statement and additional proxy statement relating to its 2019 Annual Meeting filed with the SEC on March 14, 2019 and on April 2, 2019, respectively, and Current Report on Form 8-K filed with the SEC on June 27, 2019.

Information about the directors and executive officers of Mylan may be found in its amended Annual Report on Form 10-K filed with the SEC on April 30, 2019, and its definitive proxy statement relating to its 2019 Annual Meeting filed with the SEC on May 24, 2019. These documents can be obtained free of charge from the sources indicated above. Additional information regarding the interests of these participants will also be included in the proxy statement/prospectus when it becomes available.